Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New Jersey Quality Municipal Income Fund

(Commission File No. 811-09455)

Good day,

The Board of the Nuveen New Jersey Quality Municipal Income Fund needs to hear from its shareholders regarding a very important matter, and the deadline is quickly approaching.

Every vote is important and helps the Nuveen New Jersey Quality Municipal Income Fund reach the vote requirement for the proposal. The meeting is scheduled for Thursday, March 19, 2026. The Board is recommending a “FOR” vote on all proposals, which are described in detail in the proxy statement.

We would be happy to assist by answering any questions about the proposals and by recording a vote over the phone. Voting by phone is a quick way to participate, ensuring that enough votes are received to convene the meeting and avoid an adjournment.

Please call toll-free <<Toll Free Number>> and provide reference number <<GS Number>>. We are available from 9:00am until 11:00pm Eastern Time weekdays and from Noon to 6:00pm Eastern Time on Saturday.

Thank you for your time and attention to this matter. We look forward to your call.

Best regards,

<<Supervisor>>
<<GS Number>>
Computershare
<<Toll Free Number>>
51 West 52nd Street, 6th Floor
New York, NY 10019
www.cfs.computershare.com

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